As filed with the Securities and Exchange
Commission on September 13, 2018

1933 Act File No. 002-29502

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
PRE-EFFECTIVE AMENDMENT NO. [  ]
POST-EFFECTIVE AMENDMENT NO. 103

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [  ]
AMENDMENT NO. [ ]

(CHECK APPROPRIATE BOX OR BOXES)

JOHN HANCOCK CAPITAL SERIES
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

601 CONGRESS STREET
BOSTON, MASSACHUSETTS 02210-2805
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE
(800) 225-5291

JOHN J. DANELLO, ESQ.
601 CONGRESS STREET
BOSTON, MASSACHUSETTS 02210-2805
(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPIES OF COMMUNICATIONS TO:

MARK P. GOSHKO, ESQ.

K&L GATES LLP
ONE LINCOLN STREET
BOSTON, MASSACHUSETTS 02111-2950

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Part C — Other Information

Signature Page

Exhibits - The sole purpose of this filing is to file as exhibits the Subadvisory Agreement dated August 3, 2018 among the Registrant, John Hancock Advisers, LLC, and Sustainable Growth Advisers, LP relating to John Hancock U.S. Global Leaders Growth Fund, and the Power of Attorney dated June 19, 2018. Parts A and B of Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A filed on February 28, 2018 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, with respect to John Hancock U.S. Global Leaders Growth Fund, and any supplements thereto, are incorporated by reference herein.

JOHN HANCOCK CAPITAL SERIES

PART C

OTHER INFORMATION

Item 28.	Exhibits

99.(a)	Amended and Restated Declaration of Trust dated January 22, 2016– previously filed as exhibit 99.(a) to post-effective amendment no. 97 filed on February 26, 2016, accession number 0001133228-16-007637.

99.(b)	Amended and Restated By-Laws dated March 8, 2005 – previously filed as exhibit 99.(b) to post-effective amendment no. 73 filed on May 2, 2005, accession number 0001010521-05-000150.

99.(b).1	Amendment dated March 11, 2008 to the Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b).1 to post-effective amendment no. 81 filed on February 27, 2009, accession number 0000950135-09-001374.

99.(b).2	Amendment dated June 9, 2009 to the Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b).2 to post-effective amendment no. 83 filed on December 17, 2009, accession number 0000950123-09-071517.

99.(b).3	Amendment dated August 31, 2010 to the Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b).3 to post-effective amendment no. 85 filed on February 25, 2011, accession number 0000950123-11-017989.

99.(c)	Instruments Defining Rights of Security Holders. See Exhibit 99.(a) and 99.(b).

99.(d)	Investment Advisory Contracts. Investment Management Contract dated May 13, 2002 between the Registrant and John Hancock Advisers, LLC relating to John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(d).2 to post-effective amendment no. 61 on April 3, 2002, accession number 0001010521-02-000150.

99.(d).1	Investment Management Contract dated November 8, 2002 between the Registrant and John Hancock Advisers, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).5 to post-effective amendment no. 65 on February 28, 2003, accession number 0001010521-03-000101.

99.(d).2	Sub-Investment Management Contract dated November 8, 2002 among the Registrant, John Hancock Advisers, LLC, and Pzena Investment Management, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).6 to post-effective amendment no. 65 on February 28, 2003, accession number 0001010521-03-000101.

99.(d).3	Sub-Investment Management Contract dated February 16, 2004 among the Registrant, John Hancock Advisers, LLC, and Sustainable Growth Advisers, LP relating to John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(d).8 to post-effective amendment no. 71 on March 1, 2004, accession number 0001010521-04-000070.

99.(d).4	Amendment dated March 31, 2005 to Sub-Investment Management Contract dated November 8, 2002 among the Registrant, John Hancock Advisers, LLC, and Pzena Investment Management, LLC relating to John Hancock Classic Value Fund.– previously filed as exhibit

99.(d).9 to post-effective amendment no. 73 filed on May 2, 2005, accession number 0001010521-05-000150.

99.(d).5	Amendment dated July 1, 2005 to Investment Management Contract dated November 8, 2002 between the Registrant and John Hancock Advisers, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).10 to post-effective amendment no. 75 filed on December 14, 2005, accession number 0001010521-05-000513.

99.(d).6	Amendment dated June 6, 2006 to Investment Management Contract dated November 8, 2002 between the Registrant and John Hancock Advisers, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).16 to post-effective amendment no. 79 filed on April 25, 2007, accession number 0001010521-07-000350.

99.(d).7	Amendment dated March 26, 2008 to Sub-Investment Management Contract dated November 8, 2002 among the Registrant, John Hancock Advisers, LLC, and Pzena Investment Management, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).19 to post-effective amendment no. 80 filed on April 25, 2008, accession number 0000950135-08-002978.

99.(d).8	Amendment dated March 31, 2008 to Sub-Investment Management Contract dated February 16, 2004 among the Registrant, John Hancock Advisers, LLC, and Sustainable Growth Advisers, LP relating to John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(d).18 to post-effective amendment no. 81 filed on February 27, 2009, accession number 0000950135-09-001374.

99.(d).9	Amendment dated October 1, 2009 to Investment Management Contract dated November 8, 2002 between the Registrant and John Hancock Advisers, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).9 to post-effective amendment no. 83 filed on December 17, 2009, accession number 0000950123-09-071517.

99.(d).10	Amendment dated October 1, 2009 to Sub-Investment Management Contract dated November 8, 2002 among the Registrant, John Hancock Advisers, LLC, and Pzena Investment Management, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).10 to post-effective amendment no. 83 filed on December 17, 2009, accession number 0000950123-09-071517.

99.(d).11	Amendment dated May 17, 2013 to Sub-Investment Management Contract dated November 8, 2002 among the Registrant, John Hancock Advisers, LLC, and Pzena Investment Management, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).11 to post-effective amendment no. 93 filed on February 26, 2014, accession number 0001133228-14-000826.

99.(d).12	Amendment dated June 1, 2013 to Investment Management Contract dated November 8, 2002 between the Registrant and John Hancock Advisers, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).12 to post-effective amendment no. 93 filed on February 26, 2014, accession number 0001133228-14-000826.

99.(d).13	Amendment dated June 1, 2013 to Sub-Investment Management Contract dated November 8, 2002 among the Registrant, John Hancock Advisers, LLC, and Pzena Investment Management, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(d).13 to post-effective amendment no. 93 filed on February 26, 2014, accession number 0001133228-14-000826.

99.(d).14	Amendment dated June 1, 2013 to Investment Management Contract dated May 13, 2002 between the Registrant and John Hancock Advisers, LLC relating to John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(d).11 to post-effective amendment no. 93 filed on February 26, 2014, accession number 0001133228-14-000826.

99.(d).15	Amendment dated June 1, 2013 to Sub-Investment Management Contract dated February 16, 2004 among the Registrant, John Hancock Advisers, LLC, and Sustainable Growth Advisers, LP relating to John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(d).15 to post-effective amendment no. 93 filed on February 26, 2014, accession number 0001133228-14-000826.

99.(d).16	Subadvisory Agreement dated August 3, 2018 among the Registrant, John Hancock Advisers, LLC, and Sustainable Growth Advisers, LP relating to John Hancock U.S. Global Leaders Growth Fund. – FILED HEREWITH.

99.(e)	Underwriting Contracts. Distribution Agreement dated August 1, 1991 between the Registrant and John Hancock Broker Distribution Services, Inc. (renamed John Hancock Funds, Inc. and currently known as John Hancock Funds, LLC)– previously filed as exhibit 99.(b).6 with post-effective amendment no. 44 on April 26, 1995, accession number 0000950146-95-000180.

99.(e).1	Amendment dated May 13, 2002 to Distribution Agreement of August 1, 1991 between the Registrant and John Hancock Funds, LLC relating to John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(e).5 with post-effective amendment no. 61 on April 3, 2002, accession number 0001010521-02-000150.

99.(e).2	Amendment dated November 8, 2002 to Distribution Agreement of August 1, 1991 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(e).6 to post-effective amendment no. 65 on February 28, 2003, accession number 0001010521-03-000101.

99.(f)	Not Applicable.

99.(g)	Custodian Agreement. Master Custodian Agreement dated September 10, 2008 among John Hancock Mutual Funds and State Street Bank and Trust Company. – previously filed as exhibit 99.(g).1 to post-effective amendment no. 81 filed on February 27, 2009, accession number 0000950135-09-001374.

99.(h)	Other Material Contracts. Accounting and Legal Services Agreement dated January 1, 1996 among John Hancock Mutual Funds and John Hancock Advisers, LLC. — previously filed as exhibit 99.B9.2 to post-effective amendment no. 46 filed on June 14, 1996, accession number 0001010521-96-000095.

99.(h).1	Amendment dated March 8, 2005 to Accounting and Legal Services Agreement dated January 1, 1996. – previously filed as exhibit 99.(h).9 to post-effective amendment no. 77 filed on May 15, 2006, accession number 0001010521-06-000392.

99.(h).2	Amended and Restated Transfer Agency and Service Agreement dated July 1, 2013 between the John Hancock Mutual Funds advised by John Hancock Advisers, LLC and John Hancock Signature Services, Inc. – previously filed as exhibit 99.(h).2 to post-effective amendment no. 93 filed on February 26, 2014, accession number 0001133228-14-000826.

99.(h).3	Amendment dated October 1, 2013 to the Amended and Restated Transfer Agency and Service Agreement dated July 1, 2013. – previously filed as exhibit 99.(h).3 to post-effective amendment no. 93 filed on February 26, 2014, accession number 0001133228-14-000826.

99.(h).4	Expense Limitation Letter Agreement and Voluntary Expense Limitation Notice dated December 14, 2017 between the Registrant and John Hancock Advisers, LLC. — previously filed as exhibit 99.(h).4 to post-effective amendment no. 101 filed on February 28, 2018, accession number 0001133228-18-001172.

99.(h).5	Agreement to Waive Advisory Fees and Reimburse Expenses dated January 2, 2015 between the Registrant and John Hancock Advisers, LLC. — previously filed as exhibit 99.(h).5 to post-effective amendment no. 95 filed on February 25, 2015, accession number 0001133228-15-000568.

99.(i)	Not Applicable.

99. (j)	Not Applicable.

99.(k)	Not Applicable.

99.(l)	Not Applicable.

99.(m)	Plans of Distribution pursuant to Rule 12b-1. Class A, B and C Distribution Plans dated May 13, 2002 between the Registrant and John Hancock Funds, LLC relating to John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(m).2 to post-effective amendment no. 61 on April 3, 2002, accession number 0001010521-02-000150.

99.(m).1	Class A, B and C Distribution Plans dated November 8, 2002 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(m).3 to post-effective amendment no. 65 on February 28, 2003, accession number 0001010521-03-000101.

99.(m).2	Class R Distribution Plan dated August 1, 2003 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(m).5 to post-effective amendment no. 67 on August 5, 2003, accession number 0001010521-03-000255.

99.(m).3	Class R Service Plan dated August 1, 2003 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(m).7 to post-effective amendment no. 67 on August 5, 2003, accession number 0001010521-03-000255.

99.(m).4	Class R3, R4 and R5 Distribution Plans dated May 1, 2009 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(m).6 to post-effective amendment no. 83 filed on December 17, 2009, accession number 0000950123-09-071517.

99.(m).5	Class R3, R4 and R5 Service Plans dated May 1, 2009 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund. – previously filed as exhibit 99.(m).7 to post-effective amendment no. 83 filed on December 17, 2009, accession number 0000950123-09-071517.

99.(m).6	Class R2 Distribution Plan dated December 6, 2011 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund and U. S. Global Leaders. – previously filed as exhibit 99.(m).6 to post-effective amendment no. 89 filed on February 28, 2012, accession number 0000950123-12-003595.

99.(m).7	Class R2 Service Plan dated December 6, 2011 between the Registrant and John Hancock Funds, LLC relating to John Hancock Classic Value Fund and John Hancock U.S. Global Leaders Growth Fund. – previously filed as exhibit 99.(m).7 to post-effective amendment no. 89 filed on February 28, 2012, accession number 0000950123-12-003595.

99.(m).8	Rule 12b-1 Fee Waiver Letter Agreement dated December 14, 2017 between the Registrant and John Hancock Funds, LLC. – previously filed as exhibit 99.(m).8 to post-effective amendment no. 101 filed on February 28, 2018, accession number 0001133228-18-001172.

99.(n)	Rule 18f-3 Plan. Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 dated December 17, 2014, as amended June 22, 2017 (“18f-3 Plan”), for certain John Hancock Mutual Funds advised by John Hancock Advisers, LLC. – previously filed as exhibit 99.(n) to post-effective amendment no. 101 filed on February 28, 2018, accession number 0001133228-18-001172.

99.(o)	Not Applicable.

99.(p)	Codes of Ethics. Code of Ethics dated January 1, 2008 (as revised December 14, 2017) of John Hancock Advisers, LLC, John Hancock Investment Management Services, LLC, John Hancock Funds, LLC, John Hancock Distributors, LLC and each open-end and closed-end fund advised by a John Hancock advisor. – previously filed as exhibit 99.(p) to post-effective amendment no. 101 filed on February 28, 2018, accession number 0001133228-18-001172.

99.(p).1	Code of Business Conduct and Ethics dated July 2016 of Pzena Investment Management, LLC. – previously filed as exhibit 99.(p).1 to post-effective amendment no. 101 filed on February 28, 2018, accession number 0001133228-18-001172.

99.(p).2	Code of Ethics effective December 6, 2016 of Sustainable Growth Advisers, LP. – previously filed as exhibit 99.(p).2 to post-effective amendment no. 101 filed on February 28, 2018, accession number 0001133228-18-001172.

99.(q)	Power of Attorney dated December 14, 2017 – previously filed as exhibit 99.(q) to post-effective amendment no. 101 filed on February 28, 2018, accession number 0001133228-18-001172.

99.(q).1	Power of Attorney dated June 19, 2018 – FILED HEREWITH.

Item 29. Persons Controlled by or Under Common Control with the Registrant.

John Hancock Advisers, LLC is the Advisor to the Registrant. The Advisor is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.), which in turn is a subsidiary of Manulife Financial Corporation, a publicly traded company based in Toronto, Canada. A corporate organization list is set forth below.

MANULIFE FINANCIAL CORPORATION
PRINCIPAL SUBSIDIARIES - December 31, 2017

For External Use

Manulife Financial Corporation (Canada)
The Manufacturers Life Insurance Company (Canada)
Manulife Bank of Canada (Canada)
First North American Insurance Company (Canada)
Manulife Asset Management Holdings (Canada) Inc. (Canada)
Manulife Asset Management Limited (Canada)
EIS Services (Bermuda) Limited (Bermuda)
Regional Power Inc. (Canada)
NAL Resources Management Limited (Canada)
Manulife Resources Limited (Canada)
Manulife Property Limited Partnership (Ontario)
Manulife Property Limited Partnership II (Ontario)
Manulife Asset Management (North America) Limited (Canada)
Manulife Asset Management (Europe) Limited (England)
Berkshire Insurance Services Inc. (Ontario)
JH Investments (Delaware) LLC (Delaware)
Manulife Securities Investment Services Inc. (Canada)
Manulife Securities Incorporated (Ontario)
Manulife Assurance Company of Canada (Canada)
Manulife Western Holdings Limited Partnership (Alberta)
PT Asuransi Jiwa Manulife Indonesia (Indonesia)
PT Manulife Asset Manajemen Indonesia (Indonesia)
Manulife Insurance (Thailand) Public Company Limited (Thailand)
Manulife Asset Management (Thailand) Company Limited (Thailand)
The Manufacturers Life Insurance Co. (Phils.), Inc. (Philippines)
Manulife Chinabank Life Assurance Corporation (Philippines)
Manulife Holdings (Bermuda) Limited (Bermuda)
Manulife Financial Asia Limited (Hong Kong)
Manufacturers P&C Limited (Barbados)
Manulife International Holdings Limited (Bermuda)
Manulife Life Insurance Company (Japan)
Manulife Asset Management (Japan) Limited (Japan)
Manufacturers Life Reinsurance Limited (Barbados)
Manulife (Singapore) Pte. Ltd. (Singapore)
Manulife Asset Management (Singapore) Pte. Ltd. (Singapore)
Manulife (International) Limited (Bermuda)
Manulife Asset Management International Holdings Limited (Barbados)
Manulife-Sinochem Life Insurance Co. Ltd. (China)
Manulife Asset Management (Hong Kong) Limited (Hong Kong)
Manulife (Vietnam) Limited (Vietnam)
Manulife Holdings Berhad (Malaysia)
Manulife Asset Management (Taiwan) Co., Ltd. (Taiwan)
Manulife Asset Management (Vietnam) Company Limited (Vietnam)
Manulife Insurance Berhad (Malaysia)
Manulife Asset Management Services Berhad (Malaysia)
Manulife (Cambodia) PLC (Cambodia)
Manulife Holdings (Alberta) Limited (Alberta)
John Hancock Financial Corporation (Delaware)
The Manufacturers Investment Corporation (Michigan)
John Hancock Life Insurance Company (U.S.A.) (Michigan)
John Hancock Life & Health Insurance Company (Massachusetts)
John Hancock Distributors LLC (Delaware)
John Hancock Life Insurance Company of New York (New York)
John Hancock Investment Management Services, LLC (Delaware)
John Hancock Subsidiaries LLC (Delaware)
John Hancock Financial Network, Inc. (Massachusetts)
Hancock Natural Resource Group, Inc. (Delaware)
Manulife Asset Management (US) LLC (Delaware)
John Hancock Advisers, LLC (Delaware)
John Hancock Funds, LLC (Delaware)
John Hancock Insurance Agency, Inc. (Delaware)
John Hancock Reassurance Company Ltd. (Michigan)
Manulife Reinsurance Limited (Bermuda)
Manulife Reinsurance (Bermuda) Limited (Bermuda)
Indirect Control
Direct Control

(1) The remaining 5% equity of PT Asuransi Jiwa Manulife Indonesia is indirectly held by The Manufacturers Life Insurance Company
(2) The remaining 0.1% equity of John Hancock Advisers, LLC is indirectly held by The Manufacturers Investment Corporation
(3) 99% limited partnership interest is held by The Manufacturers Life Insurance Company
(4) 99% limited partnership interest is held by The Manufacturers Life Insurance Company
(5) 99% limited partnership interest is held by Manulife Property Limited Partnership II

This chart displays voting interest. All entities are 100% controlled unless otherwise indicated.

Item 30. Indemnification.

Indemnification provisions relating to the Registrant’s Trustees, officers, employees and agents are set forth in Article IV of the Registrant’s Declaration of Trust included as Exhibit (a) herein.

Under Section 12 of the Distribution Agreement, John Hancock Funds, LLC has agreed to indemnify the Registrant and its Trustees, officers and controlling persons against claims arising out of certain acts and statements of John Hancock Funds, LLC.

Section 9(a) of the By-Laws of John Hancock Life Insurance Company (U.S.A.) (the “Insurance Company”) provides, in effect, that the Insurance Company will, subject to limitations of law, indemnify each present and former director, officer and employee of the Insurance Company who serves as a Trustee or officer of the Registrant at the direction or request of the Insurance Company against litigation expenses and liabilities incurred while acting as such, except that such indemnification does not cover any expense or liability incurred or imposed in connection with any matter as to which such person shall be finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Insurance Company. In addition, no such person will be indemnified by the Insurance Company in respect of any final adjudication unless such settlement shall have been approved as in the best interests of the Insurance Company either by vote of the Board of Directors at a meeting composed of directors who have no interest in the outcome of such vote, or by vote of the policyholders. The Insurance Company may pay expenses incurred in defending an action or claim in advance of its final disposition, but only upon receipt of an undertaking by the person indemnified to repay such payment if he should be determined not to be entitled to indemnification.

Article V of the Limited Liability Company Agreement of John Hancock Advisers, LLC provides as follows:

“Section 5.06. Indemnity and Exculpation.

(a) No Indemnitee, and no shareholder, director, officer, member, manager, partner, agent, representative, employee or Affiliate of an Indemnitee, shall have any liability to the Company or to any Member for any loss suffered by the Company (or the Corporation) which arises out of any action or inaction by such Indemnitee with respect to the Company (or the Corporation) if such Indemnitee so acted or omitted to act (i) in the good faith (A) belief that such course of conduct was in, or was not opposed to, the best interests of the Company (or the Corporation), or (B) reliance on the provisions of this Agreement, and (ii) such course of conduct did not constitute gross negligence or willful misconduct of such Indemnitee.

(b) The Company shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a Director or Officer, or is or was serving, or has agreed to serve, at the request of the Company (or previously at the request of the Corporation), as a director, officer, manager or trustee of, or in a similar capacity with, another corporation, partnership, limited liability company, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of an Indemnitee in connection with such action, suit or proceeding and any appeal therefrom.

(c) As a condition precedent to his right to be indemnified, the Indemnitee must notify the Company in writing as soon as practicable of any action, suit, proceeding or investigation involving him for which indemnity hereunder will or could be sought. With respect to any action, suit, proceeding or investigation of which the Company is so notified, the Company will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to the Indemnitee.

(d) In the event that the Company does not assume the defense of any action, suit, proceeding or investigation of which the Company receives notice under this Section 5.06, the Company shall pay in advance of the final disposition of such matter any expenses (including attorneys’ fees) incurred by an Indemnitee in defending a civil or criminal action, suit, proceeding or investigation or any appeal therefrom; provided, however, that the payment of such expenses incurred by an Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Company as authorized in this Section 5.06, which undertaking shall be accepted without reference to the financial ability of the Indemnitee to make such repayment; and further provided that no such advancement of expenses shall be made if it is determined that (i) the Indemnitee did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, or (ii) with respect to any criminal action or proceeding, the Indemnitee had reasonable cause to believe his conduct was unlawful.

(e) The Company shall not indemnify an Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors. In addition, the Company shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Company makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification payments to the Company to the extent of such insurance reimbursement.

(f) All determinations hereunder as to the entitlement of an Indemnitee to indemnification or advancement of expenses shall be made in each instance by (a) a majority vote of the Directors consisting of persons who are not at that time parties to the action, suit or proceeding in question (“Disinterested Directors”), whether or not a quorum, (b) a majority vote of a quorum of the outstanding Common Shares, which quorum shall consist of Members who are not at that time parties to the action, suit or proceeding in question, (c) independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Company), or (d) a court of competent jurisdiction.

(g) The indemnification rights provided in this Section 5.06 (i) shall not be deemed exclusive of any other rights to which an Indemnitee may be entitled under any law, agreement or vote of Members or Disinterested Directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of the Indemnitees. The Company may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Company or other persons serving the Company and such rights may be equivalent to, or greater or less than, those set forth in this Section 5.06. Any indemnification to be provided hereunder may be provided although the person to be indemnified is no longer a Director or Officer.”

Item 31.	Business and Other Connections of Investment Advisers.

See “Fund Details” in the Prospectuses and “Investment Advisory and Other Services” in the Statement of Additional Information for information regarding the business of John Hancock Advisers, LLC (the “Advisor”) and each of the subadvisors. For information as to the business, profession, vocation or employment of a substantial nature of each director, officer or partner of the Advisor and of each of the subadvisors, reference is made to the respective Form ADV, as amended, filed under the Investment Advisers Act of 1940, each of which is incorporated herein by reference. The Investment Advisers Act of 1940 file number for John Hancock Advisers, LLC is 801-8124. The file number for each of the subadvisors is listed below.

Subadvisor	File Number
Pzena Investment Management, LLC	801-50838
Sustainable Growth Advisers, LP	801-62151

Item 32.	Principal Underwriters.

(a) John Hancock Funds, LLC acts as principal underwriter for the Registrant and also serves as principal underwriter or distributor of shares for John Hancock Bond Trust, John Hancock California Tax-Free Income Fund, John Hancock Current Interest, John Hancock Funds II, John Hancock Funds III, John Hancock Investment Trust, John Hancock Investment Trust II, John Hancock Investment Trust III, John Hancock Municipal Securities Trust, John Hancock Sovereign Bond Fund, and John Hancock Strategic Series.

(b) The following table presents certain information with respect to each director and officer of John Hancock Funds, LLC. The principal business address of each director or officer is 601 Congress Street, Boston, Massachusetts 02110.

NAME	POSTIONS AND OFFICES WITH THE UNDERWRITER	POSITIONS AND OFFICES WITH THE REGISTRANT

Andrew G. Arnott	Director, Chairman, President and Chief Executive Officer	President

Leo Zerilli	Director	Senior Vice President, Investments

John J. Danello	Senior Vice President	Senior Vice President, Secretary and Chief Legal Officer

Steven B. Sunnerberg	Secretary and Chief Legal Counsel	Assistant Secretary

Jeffrey H. Long	Chief Financial Officer	None

Jeff Duckworth	Director and Senior Vice President	None

Michael Mahoney	Chief Compliance Officer	None

Melvyn D’Souza	Vice President, Treasury	None

Kelly A. Conway	Assistant Treasurer	None

Tracy K. Lannigan	Assistant Secretary	None

(c) None.

Item 33.	Location of Accounts and Records.

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are in the possession and custody of Registrant’s custodian, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, and its transfer agent, John Hancock Signature Services, Inc., P.O. Box 55913, Boston, Massachusetts 02205-5913, with the exception of certain corporate documents and portfolio trading documents, which are in the possession and custody of John Hancock Advisers, LLC at 601 Congress Street, Boston, Massachusetts, 02210. The Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisors are in the custody and possession of the Advisor and each of the respective subadvisors to the Funds.

By Pzena Investment Management, LLC, the subadvisor to John Hancock Classic Value Fund, at its offices at 120 West 45th Street, New York, New York 10036.

By Sustainable Growth Advisers, LP, the subadvisor to John Hancock U.S. Global Leaders Growth Fund, at its offices at 3 Stamford Plaza, 301 Tresser Blvd., Suite 1310, Stamford, Connecticut 06901.

Item 34.	Management Services.

Not Applicable.

Item 35.	Undertakings.

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 13th day of September 2018.

JOHN HANCOCK CAPITAL SERIES

By:	/s/ Andrew G. Arnott
Name: Andrew G. Arnott
Title: President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ Andrew G. Arnott	President and Trustee	September 13, 2018
Andrew G. Arnott

/s/ Charles A. Rizzo	Chief Financial Officer	September 13, 2018
Charles A. Rizzo	(Principal Financial Officer and Principal Accounting Officer)

/s/ Charles L. Bardelis *	Trustee	September 13, 2018
Charles L. Bardelis

/s/ James R. Boyle *	Trustee	September 13, 2018
James R. Boyle

/s/ Peter S. Burgess *	Trustee	September 13, 2018
Peter S. Burgess

/s/ William H. Cunningham *	Trustee	September 13, 2018
William H. Cunningham

/s/ Grace K. Fey *	Trustee	September 13, 2018
Grace K. Fey

/s/ Marianne Harrison *	Trustee	September 13, 2018
Marianne Harrison

/s/ Theron S. Hoffman *	Trustee	September 13, 2018
Theron S. Hoffman

/s/ Deborah C. Jackson *	Trustee	September 13, 2018
Deborah C. Jackson

/s/ Hassell H. McClellan *	Trustee	September 13, 2018
Hassell H. McClellan

/s/ James M. Oates *	Trustee	September 13, 2018
James M. Oates

/s/ Steven R. Pruchansky *	Trustee	September 13, 2018
Steven R. Pruchansky

/s/ Gregory A. Russo *	Trustee	September 13, 2018
Gregory A. Russo

/s/ Warren A. Thomson *	Trustee	September 13, 2018
Warren A. Thomson

*By:	/s/ Sarah M. Coutu
Sarah M. Coutu
Attorney-in-Fact

*Pursuant to Power of Attorney filed herewith, and Power of Attorney previously filed with Post-Effective Amendment No. 101 to the Trust’s Registration Statement on February 28, 2018

Exhibit Index

99.(d).16	Sub-Investment Management Contract dated August 3, 2018

99.(q).1	Power of Attorney dated June 19, 2018